Exhibit 99.1

DHT Holdings, Inc.: Court Denies Frontline's Request for a Preliminary Injunction

HAMILTON, BERMUDA, June 7, 2017 - DHT Holdings, Inc. (NYSE:DHT) ("DHT") today announced that the High Court of the Marshall Islands (the "Court") has denied Frontline Ltd.'s request for a preliminary injunction relating to transactions contemplated by the previously announced Vessel Acquisition Agreement between DHT and BW Group Limited.

On June 7, 2017, the Court rejected Frontline's arguments and issued an order denying Frontline's motion for a preliminary injunction.  The Court cited Frontline's failure to demonstrate a probability of success on the merits of its claims. In particular, the Court noted that the acquisition of BW's fleet fell within the sound discretion of the DHT board of directors' business judgment, and that Frontline "has no likelihood of success" on any challenge to the rights plan implemented by the DHT Board, as the rights plan was a reasonable response to Frontline's actions.

Both the High Court of the Marshall Islands and the Supreme Court of the State of New York have now rejected Frontline's attempt to interfere with DHT's acquisition of BW's fleet.

Cravath, Swaine & Moore LLP is serving as legal counsel to DHT.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

Forward Looking Statements
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DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT's actual results could differ materially from those anticipated in these forward-looking statements.

Media Contacts
Svein Moxnes Harfjeld, Co-CEO: +47 23115080
Trygve P. Munthe, Co-CEO: +47 23115080